

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2013

Via E-mail
Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd.
89 Nexus Way, Camana Bay
PO Box 31106
Grand Cayman KY1-1205, Cayman Islands

> **Re:** **Office Depot, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed April 22, 2013 by Starboard Value and Opportunity Master Fund Ltd.,**
> **Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard**
> **Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP**
> **LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, T-S Capital**
> **Partners, LLC, Robert Telles, James P. Fogarty, Cynthia T. Jamison, Robert**
> **L. Nardelli, David N. Siegel, and Joseph S. Vassalluzzo**
> **File No. 001-10948**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. Please fill in the blanks in the proxy statement.

Cover Letter, page 3

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

    - "Starboard has established a strong track record of creating stockholder value at many public companies over the past ten years." (page 3)

    - Office Depot's joint venture interest in Office Depot de Mexico has substantial "hidden value." (page 3)

    - Your statement on page 5 that "[you] fear that the Company's intrinsic value may continue to sharply deteriorate under the continued stewardship of the current board." Please provide factual support for your assertion that the company's intrinsic value is deteriorating sharply.

    Please note that the above statements are examples only, and we expect that you will make revisions throughout your proxy statement, as necessary, to provide support for statements of the type described above.

3. Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note, as examples only, the following statements:

    - Your statements in the second paragraph on page 3 that the board needs to be reconstituted to "ensure that the best interests of stockholders are protected" and that the individuals you have nominated are ready to "evaluate open-mindedly all alternative strategies" which implies that the board is not currently acting in the best interest of stockholders or in an open-minded fashion.

    - Your statement on page 4 that the company "needs a strong, independent Board to protect the interests of" its security holders, which implies that the current board is not strong or independent.

    - Your statement on page 4 that the company's delay of its 2013 annual meeting is the result of the company's intention to "frustrate the ability of stockholders to select their representation on the Board," which implies that the boards intentions are to deny the company's security holders their franchise.

    - Your statements in the fourth paragraph on page 5 that your nominees will, "explore all opportunities to enhance stockholder value, including but not limited to, adjusting operating expenses to appropriately reflect current business prospects, applying more stringent methods for allocating capital to growth initiatives, fully evaluating each of the Company's business segments to identify financial and strategic opportunities for value creation, and any other opportunities to unlock value that the nominees may identify." These statements imply that the Board does not engage in any of the enumerated activities, suggesting that the Board is not acting in accordance with the Board's fiduciary duties.

- Your statement on page 13 that you believe that "the Poison Pill is a part of a scheme designed to preserve and entrench the Board by limiting the influence of stockholders over Board composition and other matters, while allowing the Board to maintain and increase its effective voting control over the Company," which implies the Board is not acting in the best interest of its stockholders, contrary to the Board's fiduciary duties.

- Your statement that "Office Depot's continued underperformance at this critical time for the future of the company warrants the addition of a direct common stockholder representative on the Board to ensure that all decisions are made with the best interests of all stockholders as the primary objective," which implies that the Board is not currently acting in the best interest of all stockholders, contrary to the Board's fiduciary duties. (page 17)

- Your statement on page 25 that "the Board lacks the objectivity necessary to act in the best interest of stockholders."

Please provide us supplementally the factual foundation for, or revise, such assertions. In this regard, please note that the factual foundation for such assertions must be reasonable. See Exchange Act Rule 14a-9.

4. We note your statement on page 4 that you are "uncomfortable with the execution and experience of the Board as currently composed." Please elaborate upon the reason(s) you are uncomfortable with the experience of the board as composed. In this regard, we note statements about the Board's alleged lack of management/board experience in your soliciting material filed under Rule 14a-12 on April 22, 2013.

Preliminary Proxy Statement, page 8

5. We note your statement on page 9 that "[t]he effectiveness of each of the Proposals requires the affirmative consent of the holders of record of a majority of the shares of outstanding voting securities at the close of business on the Record Date." We also note your statement that "[i]f fewer than four directors are removed pursuant to the removal proposal and there are more Starboard Nominees receiving a plurality of consents than there are vacancies existing after the Removal Proposal, then Starboard intends to fill the vacancies in the following order . . . ." Please revise your proxy statement to clarify the

standard required for the Starboard nominees to be elected to the Board (e.g., plurality or majority), and to clarify the circumstances under which less than all four of the Starboard Nominees could be appointed to serve as directors.

Questions and Answers about this Consent Solicitation, page 17

Why are we Soliciting your Consent?, page 17

6. We note your statement that "[Office Depot's performance] warrants the addition of a direct common stockholder representative on the Board to ensure that all decisions are made with the best interests of all stockholders as the primary objective." Please provide support for your assertion that the addition of a direct stockholder representative will ensure that all decisions of the Board will be made with the best interests of all stockholders as the primary objective.

Reasons for the Solicitation, page 20

We Believe a Reconstituted Board is Needed to Improve Operational Performance, page 20

7. We note your statement that you "believe a new Board that possesses the appropriate skill sets to oversee a turnaround of Office Depot with a goal of substantially improving operating performance is necessary . . . ." Please provide the basis for your belief that the election of your director nominees will result in a new board that "possesses the appropriate skill sets to oversee a turnaround of Office Depot."

8. We note that you have included non-GAAP financial measures under the headings "Peer Comparison" (page 21) and "Mexico JV Financials" (page 24). Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

9. Please provide support for your statement on page 22 that "Office Depot is continuing to significantly underperform and the Board has done little to address the issues or to implement [your] proposed solutions." Please disclose whether the Board has any obligation to advise you of any strategic action taken by the board, to consider your proposed solutions, or to advise you regarding extent to which, if any, the Board considered your proposed solutions.

We Believe a New and Improved Board Should Help Select, page 22

10. Please revise this section to provide additional detail regarding the way(s) in which you believe that the election of your director nominees will result in your ability to shape the future of Office Depot and OfficeMax following the merger, if consummated. In this regard, we note your statement on page 4 that "[w]e strongly believe that any benefits

contemplated by the OfficeMax Merger, if approved, will only be fully realize through the effective guidance of a significantly reconfigured board."

We Believe this Board Lacks the Commitment and Expertise, page 23

11. We note your statements in the fourth paragraph that "there is no evidence that the Board is considering an exploration of alternatives for the JV Interest, or whether any formal request has even been sent to OfficeMax or has been unreasonably denied" and that "the Board's inaction raises serious concerns about its commitment to make difficult but necessary choices to enhance stockholder value." Please revise to clarify whether the Board is under any duty to advise you of any action they have taken with respect to any activities or negotiations undertaken by the Board relating to the Gigante offer. In so doing, please provide support for your statement implying that the Board has not taken any action.

12. Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. In this regard, we note your statement on page 24 that "the current Board has shown alarming disregard for its fiduciary duty to monetize the JV Interest given the clear benefit to both Office Depot and OfficeMax as a combined company and Office Depot as a stand-alone company." Please revise this statement and provide additional detail regarding the Board's fiduciary duty to monetize the JV Interest, including the basis for your belief that the board has such a fiduciary duty. Please also provide support for your statement that monetization of the JV Interest is a "clear benefit" to both Office Depot and OfficeMax shareholders.

We Question the Commitment of the Current Board Members to Act, page 24

13. Please revise throughout this section to avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, we note several statements in this section in which you imply that the Board is acting in its own best interest and not in the best interest of stockholders, implying a dereliction of the board's fiduciary duty. We note, as examples only, the following statements:

- "It is imperative at this critical juncture for the Company to be overseen by a group of individuals whose relentless focus is on serving the best interests of stockholders."

- "[T]he Board's actions appeared to be part of a scheme designed to preserve and entrench the Board by limiting the influence of stockholders over Board composition and other matters, while allowing the Board to maintain and increase its effective voting Control over the Company."

- "We seriously question this Board's commitment to make the critical choices that face the Company with a primary focus on the best interests of the Company's stockholders."

Please provide us supplementally the factual foundation for, or revise, such assertions. In this regard, please note that the factual foundation for such assertions must be reasonable. See Exchange Act Rule 14a-9.

Our Four Nominees Have the Experience, page 25

14. Please provide support for the assertion that your nominees are "objective," including support for your assertion that Jeffrey C. Smith is objective.

Proposal No. 6 – The Election Proposal, page 32

15. We note your statement on page 37 that you may introduce substitute or additional nominees. Please confirm to us that should the participants lawfully identify or nominate substitute nominees prior to the expiration of the consent solicitation period, the participants will file an amended proxy statement that (1) identifies the substitute nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Consents, page 40

16. We note that you intend to solicit consents by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written solicitation materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rule 14a-6(b) and (c) and confirm your understanding in this regard.

Information Concerning the Company, page 45

17. Please revise the last sentence to avoid disclaiming your own disclosure.

Soliciting Materials filed pursuant to Rule 14a-12 filed April 22, 2013

18. Please provide supplemental support for your assertion that the "Board has ignored [y]our offers."

19. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for your disclosure that "While it is

       always difficult to criticize past behavior regarding a negotiated transaction, we strongly believe that had we been involved on the Board, both the OfficeMax Merger, as well as the outcome of exploring alternatives to maximize the value of the Mexico JV Interest, would have been handled far better for the benefit of Office Depot stockholders."

20. Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. In this regard, we note your statement that "our offer . . . ., like all other constructive suggestions we have made, it has fallen on deaf ears as the Board continues to entrench itself rather than look out for the best interests of stockholders. We have come to believe that the current Board may not only be less than ideally qualified, but may also be fractured and unable to make hard decisions that would clearly be in the best interests of all stockholders." Please provide support for your statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, Daniel Duchovny, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3619 or me, at (202) 551-3720 if you have any questions.

                                    Sincerely,

                                    /s/ Dietrich A. King for

                                    Mara L. Ransom
                                    Assistant Director